Delisting Determination,The Nasdaq Stock Market, LLC,
February 20, 2009, Acusphere, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Acusphere, Inc.
(the Company), effective at the opening of the trading session on March 2, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(a)(03). The Company was notified of the Staffs determination on August 12, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel transferred the Company's securities to the Nasdaq
Capital Market conditioned upon the Company's showing compliance with Marketplace Rule 4310(c)(02) by December 31, 2008. The Company did not comply and the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule:
4310(c)(02). The Company was notified
of the Panels decision on January 7, 2009 and trading in the Companys securities was suspended on January 9, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on February 23, 2009.